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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  / / Form 10K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q
              / / Form N-SAR

              For Period Ended: September 30, 1999
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION

SUMmedia.com, Inc.
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Full Name of Registrant

Reliance Resources Inc.
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Former Name of Applicable

Suite 1200, 1055 W. Hastings
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Address of Principal Executive Office (Street and Number)

Vancouver, B.C. Canada V6E 2E9
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City, State and Zip Code

PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;
         (b)      The subject annual report, semi-annual report, transition
/X/ report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K or Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant has encountered delays in completing its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999 because the personnel primarily responsible for preparing such report were unable to complete such report because such personnel were new to the company and, therefore had to devote a significant amount of time to become familiar with the company and its operations.

PART IV--OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
                                                    604            648-2302
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         David R. Lewis                         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                                  / / Yes /X/ No

         Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended September 30, 1999, registrant incurred a loss from continuing operations of $2,502,280 on revenues of $145,401. The registrant did not commence operations until after June 30, 1999. As a result, comparative results to the corresponding period last year are not material.

                               SUMmedia.com, Inc.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date      November 15, 1999                By /s/ David R. Lewis
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                                                      David R. Lewis, Chief
                                                      Financial Officer